VIA FACSIMILE AND U.S. MAIL


March 15, 2006

Mr. J. Steven Evans
Vice President/Finance and Chief Accounting Officer
Medsolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

	RE:	Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Quarters Ended March 31, June 30 and
September 30, 2005
      File No. 0-32995

Dear Mr. Evans:

      We have reviewed your letter dated February 23, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements, page F-i

Note 3 - Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-10

1. We have read your response to comment six of our letter dated January 20, 2006. Please provide us with a complete copy of your fair value analysis report. As previously indicated the analysis should detail all assumptions that were utilized in arriving at your conclusions and the basis for all material assumptions.

2. Please note that impairment of goodwill is evaluated in accordance with paragraphs 19-21 of SFAS 142. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. Your analysis compares the residual fair value of all your intangible assets to the carrying value of those intangible assets.
Please note that potential impairment of amortizable intangible assets, such as customer lists, is evaluated in accordance with SFAS
144.  See paragraph 15 of SFAS 142.

Paragraph 23 of SFAS 142 states that the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Presumably a buyer would adjust the purchase price for liabilities assumed.
The
fair value you calculated does not appear to contemplate a decrease in fair value for the liabilities of the reporting unit. Please revise your analysis accordingly.

Please revise your analysis to compare your revised estimate of fair value to the carrying value of the reporting unit in accordance with
SFAS 142. If this comparison indicates that the carrying value of the reporting unit exceeds its fair value, please also provide us with your step two analysis of goodwill impairment prepared in accordance with paragraphs 20-21 of SFAS 142.

AmeriTech Acquisition, page F-10

3. We have read your response to comment seven of our letter dated January 20, 2006. Your basis for characterizing such a significant portion of the purchase price as unrelated to the assets purchased still remains unclear. You indicated that there were numerous disputes and disagreements that arose subsequent to the acquisition.
Please provide a detail of these disputes and disagreements, identify when they arose, and tell us why you believe these disputes are not related to the purchase.

4. Please provide us with a copy of the settlement agreement. Please also provide us with Schedules 1.03 and 1.05 to both the asset purchase agreement with Ameritech dated November 7, 2003 at Exhibit
10.15, and the asset purchase agreement with Med-Con dated
September
30, 2004 at Exhibit 10.22.

5. Please tell us the factors you considered in determining that the acquisitions of certain assets from Ameritech and Med-Con represented the acquisition of businesses under generally accepted accounting principles based on the guidance in EITF 98-3. Please refer to paragraph 9 of SFAS 141. Please address each acquisition individually in your response.




Note 4 -  Acquisition of Certain Assets of Ameritech
Environmental,
Inc. and Bray Medical Waste Service, page F-17

6. We have read your response to comment 11 of our letter dated
January 20, 2006. Where you have grouped stock sales for cash at different prices, please break out each sale separately. Please also separately identify sales to related parties.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding our comments.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. J. Steven Evans
March 15, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE